UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month April 2022

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information dated April 12, 2022	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following OTHER RELEVANT INFORMATION As a continuation of the Inside Information notes filed by Grifols on 17 September 2021 and 26 October 2021, Grifols informs about the fulfilment of all the offer conditions with respect to the voluntary tender offer ("VTO") launched by Grifols to acquire the remaining ordinary and preferred shares of Biotest AG ("Biotest"), conditions which were detailed in the offer document published on 26 October 2021 and which is available at Grifols' web site: https://www.grifols.com/documents/3625622/3684838/OFFER-~1.PDF/cb8eca34-2b94-4afe- 8615-94f919c12024?t=1635236807904. It is foreseen to close the share purchase agreement entered into with Tiancheng International Investment Limited to acquire all the existing share capital of Tiancheng (Germany) Pharmaceutical Holding AG ("HoldCo") shortly after the VTO is settled. HoldCo holds approximately an 89.88% stake of the ordinary shares and 1.08% stake of the preferred shares of Biotest. In Barcelona, on 12 April 2022. Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 12, 2022